Exhibit (h)(3)(b)

APPENDIX A

Funds	Effective Date

Eaton Vance VT Floating-Rate Income Fund	February 15, 2001
Eaton Vance VT Large-Cap Value Fund	August 7, 2006
Eaton Vance VT Worldwide Health Sciences	February 15, 2001